Ratification of the Fidelity Bond.

Mr. Zeuli stated that the next agenda item was the ratification of the Fund's fidelity bond. He stated that the fidelity bond limit of $250,000 covered an aggregate gross asset range from $15 million to $20 million, which was more than sufficient coverage to cover the Fund's gross assets of approximately $10.5 million as of September 30, 2012. Mr. Zeuli stated that the fidelity bond was a renewal of the existing policy with the St. Paul Fire and Marine Insurance Company. The fidelity bond has a term of October 20, 2012 through October 20, 2013. He also noted that the annual premium of $2,085 was paid by the Fund. Upon motion duly made and seconded, the Board, including a majority of the Independent Trustees, unanimously:

> **RESOLVED,** that, after considering all relevant factors, the actions of the officers of the Trust in acquiring a fidelity bond issued by the St. Paul Fire and Marine Insurance Company for the period October 20, 2012 through October 20, 2013, covering larceny and embezzlement and certain other acts, with a limit of liability of $250,000 and an aggregate one-year premium of $2,085 (the "Bond") covering the Fund be, and they hereby are ratified and approved; and it was further

> **RESOLVED,** that the form and amount of the Bond, after consideration of all relevant factors including the estimated aggregate assets of the Fund to which persons covered by the Bond will have access, the type and terms of arrangements made for custody and safekeeping of assets, and the nature of the securities held, be, and they hereby are, ratified and approved; and it was further

> **RESOLVED,** that the proper officers of the Trust be, and each hereby is, authorized to increase or decrease the amount of the Bond in order to remain in compliance with the 1940 Act and the rules there under; and it was further

> **RESOLVED,** that Peter C. Zeuli be, and hereby is, designated as the officer directed to make filings and give the notices required of the Trust by Rule 17g-1 under the 1940 Act.

TRAVELERS

INVESTMENT COMPANY BLANKET BOND

St. Paul Fire and Marine Insurance Company

St. Paul, Minnesota 55102-1396

(A Stock Insurance Company, herein called Underwriter)

DECLARATIONS

BOND NO. ZBN-14T15658-12-N2

Item 1. Name of Insured (herein called Insured):

Philadelphia Investment Partners New Generation Fund

Principal Address:

1233 Haddonfield-Berlin Road
Suite 7
Voorhees, NJ 08043

Item 2. Bond Period from 12:01 a.m. on 10/20/12 to 12:01 a.m. on 10/20/13 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability

Subject to Sections 9, 10, and 12 hereof:

	Limit of Liability	Deductible Amount
Insuring Agreement A - FIDELITY	$250,000	$10,000
Insuring Agreement B - AUDIT EXPENSE	$ 25,000	$NIL
Insuring Agreement C - PREMISES	$250,000	$10,000
Insuring Agreement D - TRANSIT	$250,000	$10,000
Insuring Agreement E - FORGERY OR ALTERATION	$250,000	$10,000
Insuring Agreement F - SECURITIES	$250,000	$10,000
Insuring Agreement G - COUNTERFEIT CURRENCY	$250,000	$10,000
Insuring Agreement H - STOP PAYMENT	$ 25,000	$ 1,000
Insuring Agreement I - UNCOLLECTIBLE ITEMS OF DEPOSIT	$ 25,000	$ 1,000

OPTIONAL COVERAGES ADDED BY RIDER:

(J) - COMPUTER SYSTEMS	$250,000	$10,000
(K) - VOICE-INITIATED TRANSACTIONS	$250,000	$10,000
(L) - TELEFACSIMILE TRANSACTIONS	$250,000	$10,000
(M) - UNAUTHORIZED SIGNATURES	$ 25,000	$ 1,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A

ICB001 Rev. 7/04

Item 5. The liability of the Underwriter is subject to the terms of the following endorsements or riders attached hereto: Endorsements or Riders No. 1 through

ICB011 Rev. 2-10, ICB012 Ed. 7-04, ICB013 Ed. 7-04, ICB014 Ed. 7-04, ICB015 Ed. 7-04, ICB026 Ed. 7-04, ICB030 Ed. 7-04

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bonds or policy(ies) No.(s) 469PB0993 such termination or cancellation to be effective as of the time this bond becomes effective.

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its President and Secretary and countersigned by a duly authorized representative of the Company.

Countersigned:

Authorized Representative   Countersigned At

Countersignature Date

ST. PAUL FIRE AND MARINE INSURANCE COMPANY

President   Secretary